SEC FILE NUMBER
                                                                0-18819

                                   Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20459

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):
[ ]Form 10-K and 10-KSB [ ]Form 20-F [ ]Form 11-K [X ]Form 10-QSB [ ] Form N-SAR
      For Period Ended:                                 June 30, 1999
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:


     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
     Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________

     ___________________________________________________________________________



Part I-Registrant Information


      MONACO FINANCE, INC.
      (Full name of Registrant)
      -----------------------------------------

      370 17th Street, Suite 5060
      (Address of Principal Executive Office)
      -----------------------------------------

      Denver, Colorado  80202
      (City State Zip)
      -----------------------------------------

Part II.Rules 12b.25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b.25(b), the following should be completed. (Check box if appropriate)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10.K, Form 20-F, 11.K or Form N.SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10.Q or Form 10 QSB or portion thereof will be filed on or before the fifth calendar day following the prescribe due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b.25(c) has been attached if applicable.

Part III. Narrative


State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      As previously disclosed by the Company, the Company recently transferred servicing of substantially all of its finance receivables. The transfer was due to the default of certain non-portfolio performance related covenants and effectively transferred control of the finance receivables to third parties. As a result of the exercise of the default provisions, the Company no longer receives any cash flow from the finance receivables and only retained a residual interest upon the payment of the amounts due to other secured parties. The Company is in the process of determining the accounting impact for the sequence of events described above and needs more time to determine the fair value and related accounting for any residual interest. The Company anticipates that as of June 30, 1999, it will have no significant financial assets as compared to March 31, 1999 and will record a significant loss related to the transfer described above.


Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

            Morris Ginsburg                (303)            592-9411
                (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes           [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 16, 1999      /s/ Morris Ginsburg

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).